Exhibit 99.4

[TRANSLATED FROM THE HEBREW]

SCAILEX CORPORATION LTD (“the Company”)

20th February 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

The Oil Refineries IPO

Further to Scailex’s immediate report of 19th February 2007, Scailex hereby announces that according to notice of acceptance that it has received, the applications of the subsidiary controlled by it, Petroleum Capital Holdings Ltd (hereinafter referred to as “PCH”), together with the Israel Corporation Ltd (hereinafter referred to as “the Israel Corporation”) in the State of Israel’s public tender offer for the purchase of shares of Oil Refineries Ltd (hereinafter referred to as “Oil Refineries”), that was held on 19th February 2007, have been accepted in a percentage that vests them with a holding of 920 million shares of Oil Refineries, constituting approx. 46% of Oil Refineries’ share capital. Accordingly, PCH holds 184 million ordinary shares of Oil Refineries, constituting approx. 9.2% of Oil Refineries’ issued share capital. The Oil Refineries shares are being purchased at a company value of NIS 6.6 billion and a value per share of NIS 3.3.

As set out in the Company’s immediate report of 18th February 2007, the Company holds 80.1% of PCH’s share capital. In consideration for these shares PCH paid approx. NIS 607 million on 20th February 2007, and Scailex’s share is at a cost of approx. NIS 486 million. PCH’s shareholders have granted shareholders’ loans to PCH by means of capital notes for financing the share purchase, pro rata to their holdings in PCH. Scailex has financed the purchase of the Oil Refineries shares from its own sources.

As regards the memorandum of understanding between Scailex and PCH, of the one part and the Israel Corporation, of the other part, and as regards the purchase of the Oil Refineries shares and their relationship as shareholders of Oil Refineries, see the Company’s immediate report of 18th February 2007.

For a detailed description of Oil Refineries, its activity and business environment, see the State of Israel’s public tender offer prospectus of 13th February 2007 (reference no. 2007-01-309872). This mention constitutes inclusion by way of reference of the information appearing in the said prospectus.

According to the provisions of the Government Companies (Declaration of the State’s Vital Interests in Oil Refineries Ltd) Order, 5767-2007, should a person hold 24% or more of a particular type of means of control in Oil Refineries, it shall give a written report thereof to the company and make an application for the approval of its holdings to the Prime Minister and the Minister of Finance, in the terms prescribed in the Order, within 48 hours. The Ministers may require particulars and documents further to those detailed in the application and those mentioned in the Order. The Ministers shall give notice of their decision to the applicant and Oil Refineries within 60 days of the date on which the Minister of Finance receives the application or the additional particulars and documents, whichever is the later. Nevertheless, on the expiration of 30 days from the date on which the Minister of Finance receives the application or the additional particulars and documents, whichever is the later, the Ministers shall give notice to the applicant and Oil Refineries of their decision or that the whole 60 day period for giving their answer is necessary. Until receiving the Ministers’ approval, there shall be no effect vis-a-vis Oil Refineries to the exercise of any right by virtue of the holdings requiring approval, including as regards the receipt of dividend, and without derogating from the generality of the aforegoing: (1) a director or general manager of Oil Refineries shall not be appointed, elected or removed from office by virtue of those holdings; should a director or general manager be appointed, elected or removed from office as aforesaid, the appointment, election, tenure or removal from office, as the case may be, shall be ineffective; (2) a vote in Oil Refineries’ general manager by virtue of those holdings shall not be included in counting the votes cast at the meeting. PCH intends to make such an application to the State in early course.

According to notice from the Restrictive Trade Practices Authority (the Antitrust Authority), which was received by the Government Companies Authority on 6th February 2007 and is described in section 7.1.7.2 of the Oil Refineries prospectus of 13th February 2007, according to the provisions of the Restrictive Trade Practices Law, 5748-1988, the acquisition of more than a quarter of any of the classes of rights in Oil Refineries requires reporting and the obtaining of prior approval from the Commissioner of Restrictive Trade Practices. According to the provisions of the Law, the Commissioner is empowered to approve the merger, oppose it or make it subject to conditions. An entity that has, either alone or together with others, acquired a holding in excess of a quarter of any of the classes of the rights in the company (hereinafter referred to as “the excess shares”) shall be precluded from exercising any of the rights attached to the excess shares until obtaining the Commissioner’s approval, including the right to appoint directors, voting rights in the general meeting and the right to share in Oil Refineries’ profits. Moreover, until obtaining the Commissioner’s approval, the purchaser is precluded from exerting any influence over Oil Refineries’ business, including appointing officers in Oil Refineries and the making of its business decisions or giving recommendations for such decisions. These restraints augment the provisions of the Government Companies (Declaration of the State’s Vital Interests in Oil Refineries Ltd) Order, 5767-2007, and they will remain in force even if the appropriate approvals are awarded for holding the excess shares by virtue of the said Order, so long as the Commissioner of Restrictive Trade Practices’ agreement to the merger has not been awarded. Should the Commissioner give the purchaser and Oil Refineries notice of opposition to the merger, the purchaser is to sell the excess shares to an unrelated third party no later than seven days from the date on which the Commissioner’s notice is served on it. The purchaser is to give the Commissioner notice of completing the sale of the excess shares within 48 hours of its completion. PCH intends to make such an application to the Commissioner of Restrictive Trade Practices in early course.

Scailex intends to hold the Oil Refineries shares through PCH and to constitute part of the controlling interest in Oil Refineries.

Scailex Corporation Ltd